Form 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940
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1. Name and Address of Reporting Person FINOVA Capital Corporation	2. Date of Event Requiring (Month/Day/Year) 08/12/02	4. Issuer Name and Ticker or Trading Symbol Aquis Communications Group, Inc. (AQIS)

(Last) (First) (Middle) 4800 N. Scottsdale Road

(Street) Scottsdale AZ 85251	3. IRS or Social Security Number of Reporting Person (Voluntary) 94-1278569	5. Relationship of Reporting Person to Issuer (Check all applicable) _ Director X 10% Owner _ Officer (give Title below) _ Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)

(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person _ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder:    Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)

FORM 3 (continued) Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Series A Convertible Preferred Stock	08/12/02	08/12/12	Common Stock	143,671,590	(1)	I	By Desert Communications I, LLC

Series A Warrant	08/12/02	08/12/12	Common Stock	192,206,258	$0.01	I	By Desert Communications I, LLC

Series B Warrant	(2)	(3)	Common Stock	22,294,843	$0.01	I	By Desert Communications I, LLC

Explanation of Responses:
(1)
The 143,671.59 shares of Series A Convertible Preferred Stock beneficially owned by Desert Communications I, LLC (“Desert”) automatically convert into 143,671,590 shares of Common Stock upon the amendment of the Issuer’s Certificate of Incorporation to increase the number of authorized shares of the Issuer’s Common Stock to such number as will permit such conversion.

See attached Exhibit A.

/s/ Philip S. Clark **Signature of Reporting Person	8/22/02 Date

Philip S. Clark, Vice President, on behalf of FINOVA Capital Corporation

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
            See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
            See Instruction 6 for procedure.

Exhibit A

(2) The warrant becomes exercisable upon the first to occur of: (i) the sale of all or substantially all of the assets or capital stock of the Issuer, or the merger, consolidation or reorganization of the Issuer; (ii) the sale of in excess of 50% of the capital stock of the Issuer; (iii) a default by the Issuer under that certain Restructuring Loan Agreement between FINOVA Capital Corporation (“FINOVA”), a Delaware corporation and the sole member of Desert, and Aquis Wireless Communications, Inc., a Delaware corporation and the Issuer’s operating subsidiary, dated August 12, 2002, or under that certain AMRO Agreement between the Issuer and AMRO International, S.A., dated July 1, 2002; and (iv) September 30, 2005.
(3) The warrant expires on the earlier of: (i) August 12, 2012; and (ii) the time upon which the Issuer fully repays (from sources other than refinancings, except in the amount of that certain senior secured promissory note in principal amount of $7,000,000 issued by the Issuer to FINOVA on August 12, 2002 (the “Tranche A Note”) then outstanding with payment terms similar to the Tranche A Note) all of its obligations under and pursuant to the Tranche A Note prior to the occurrence of the events described in (i), (ii) and (iii) of Item (1) of Explanation of Responses.